PARVENU FUNDRAISING, INC

Unaudited Financial Statements For The Year Ended December 31, 2017

June 21, 2018



Independent Accountant's Review Report

To Management
Parvenu Fundraising
Arlington, TX

We have reviewed the accompanying balance sheet of Parvenu Fundraising Inc as of December 31, 2017, and the re- lated statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not ex- press such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 21, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


PARVENU FUNDRAISING INC
BALANCE SHEET
DECEMBER 31, 2017


		2017
ASSETS		
CURRENT ASSETS		
Due From Members		1
TOTAL NON-CURRENT ASSETS		1
TOTAL ASSETS	$	1
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Due to Members		1,003
TOTAL LIABILITIES		1,003
SHAREHOLDERS' EQUITY		
Common Stock (10,000 shares authorized, 8,000 shares issued and outstanding. $.001 par value)		8
Retained Earnings (Deficit)		(1,010)
TOTAL SHAREHOLDERS' EQUITY		(1,002)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1


Unaudited - See accompanying notes.


PARVENU FUNDRAISING
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017

Operating Expense		
Incubator Expense		1,010
Net Income from Operations		(1,010)
Net Income	$	(1,010)

Unaudited - See accompanying notes.

PARVENU FUNDRAISING
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017

		2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(1,010)
Net Cash Flows From Operating Activities		(1,010)
Cash Flows From Investing Activities		
Loans To Members		(1)
Loans From Members		1,003
Net Cash Flows From Investing Activities		1,002
Cash Flows From Financing Activities		
Proceeds from the Issuance of Common Stock		8
Net Cash Flows From Financing Activities		8
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

Unaudited - See accompanying notes.

PARVENU FUNDRAISING
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017

Starting Equity (Deficit)	$ -
Issuance of Common Stock	8
Net Income (Loss)	(1,010)
Ending Equity (Deficit)	$ (1,002)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Parvenu Fundraising (the "Company") is a corporation organized under the laws of the State of Virginia. The Company intends to operate in the financial technology sector. As of December 31, 2017, the Company had not commenced its principal operations or generated revenue.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Virginia. The Company incurred a net operating loss during tax year 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with the net operating loss carryforward, no allowance has been recognized in the financial statements to account for it. The Company's federal tax filing for 2017 will be subject to review by the Internal Revenue Service until 2021.

The Company's 2017 Virginia annual report will be subject to review by that State until 2021.

NOTE C- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 21, 2018, the date that the financial statements were available to be issued.